January 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Augustin and Jane Park Tracey Houser and Li Xiao Division of Corporate Finance Office of Industrial Applications and Services

Re:	GenEmbryomics Limited Draft Registration Statement on Form F-1 Submitted December 20, 2024 CIK No. 0002038033

Ladies and Gentlemen:

GenEmbryomics Limited, an Australian company (the “Company” or “we”), has today submitted to the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), a confidential draft amendment (the “Amendment”) to its draft Registration Statement on Form F-1 initially submitted to the SEC on September 24, 2024 and subsequently submitted to the SEC on December 20, 2024 (as amended, the “Registration Statement”).

We are writing to respond to the comments of the staff of the Commission (the “Staff”) raised in your letter to the Company dated January 7, 2025. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement submitted December 20, 2024. References to page numbers in our responses are to page numbers in the amended Registration Statement or the Prospectus that forms a part thereof. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 20, 2024, Cover Page

1.

We note your response to our prior comment 1 and reissue in part. Please revise your cover page to clearly highlight at the forefront, if true, that the secondary offering will not commence until after the closing of your initial public offering.

RESPONSE: Revisions made to the cover page of our prospectus on page 3.

Securities and Exchange Commission

January 17, 2025

Prospectus Summary, page 10

2.

We note that you entered into a license for GenVue in exchange for the issuance of 421,052 Ordinary Shares on December 18, 2024. Please expand your disclosure to clarify that this transaction involves a related party, the value of those shares, and how you intend to account for this license in your consolidated financial statements. Please provide us with the specific reference to the authoritative literature that supports your accounting along with any additional information about the material terms of the transaction necessary to understand the accounting.

RESPONSE: Disclosure of GenVue transaction expanded on page 10. The license is classified as an intangible asset under International Accounting Standard (IAS) 38 as we consider it to be identifiable, controlled by us and expected to bring future economic benefit to the Company. We acquired a non-exclusive license to the Genvue platform of which the intellectual property remains with the sellers and that the intellectual property related to all customization, development and configuration of the platform to fit the purpose of the Company will remain with the Company. The consideration for the customization and configuration is embedded within the purchase price and the Company has all rights, title and interest in the portal implementation work.

The Offering, page 19

3.	Please revise to quantitatively disclose all your potentially dilutive securities, including stock options and performance rights.

RESPONSE: Revisions made to page 19 to disclose the number of outstanding performance rights and share options that have been granted. The number of Ordinary Shares to be issued to the Promissory Noteholders will be calculated when the pricing of this offering and the registration date of the registration statement is known.

Securities and Exchange Commission

January 17, 2025

Risk Factors

If we fail to establish and maintain proper internal controls...", page 41

4.

As previously requested in comment 6, please revise your disclosures to clarify that you will be required to conduct an evaluation of your internal control over financial reporting beginning with the filing of your second Form 20-F post effectiveness of this Form F-1. Refer to the guidance in Instruction 1 to Item 15 of Form 20-F.

RESPONSE: Revisions made to risk factors on pages 39 and 41.

Capitalization and Indebtedness, page 47

5.

As previously requested in comment 14, please revise the total capitalization amount to exclude cash and cash equivalents. Please also include an adjustment for the debt issued subsequent to the latest balance sheet date for the pro forma column. Finally, please include the cash payments to be made to settle any debt, including the Promissory Notes, from the IPO proceeds in the Pro Forma as Adjusted column. Address this comment with the pro forma presentations of your dilution calculations.

RESPONSE: Revisions made to pages 47, 48 and 49. The revisions made to the capitalization table to: (1) exclude cash and cash equivalents amounts from the total capitalization value; (2) include an adjustment in the pro-forma column for the unsecured loans issued post balance sheet; (3) include an adjustment in the pro-forma column for the additional agreed repayment post balance sheet of the Promissory Note principal in cash and including the Ordinary Shares issued for the Penalty Amount to the Promissory Noteholders; (4) include an adjustment in the pro-forma column for the two agreements dated 16 December 2024 and 10 January 2025 in relation to the acquired intangible assets for the aggregate value of US$3,800,000; and (5) include the repayment of the principal amount of the Promissory Notes in the ‘cash settlement’ column. Note that the unsecured loans will be repaid upon maturity of these loans (not upon IPO). We have worked with estimated net IPO proceeds of $5,000,000, as included in the pro-forma as adjusted column, and an estimated IPO share price of $4.75. Dilution calculations on page 49 revised for the pro-forma adjustments and the acquired intangible assets have been omitted from the net tangible assets number.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, Promissory Notes, page 55

6.

We note your disclosure that you have agreed to repay in cash the outstanding principal amount from the net proceeds of this IPO and to also issue the Ordinary Shares at the IPO price for the outstanding principal amount and the Penalty Amount. Please expand your disclosures to include how you intend to account for the additional repayment of the promissory notes and the penalty amount, including quantifying the impact to your consolidated financial statements for the double repayment and Penalty amount. Please also tell us your consideration for including the accounting impact to total shareholders’ equity in your capitalization table and the impact to pro forma net tangible book value in the dilution table.

RESPONSE: Revisions made to page 55. The additional principal repayment of US$666,666.65 and the additional Ordinary Shares we agreed to issue to Noteholders for the Penalty Amount will be reflected as an increase in liabilities owing under the Promissory Notes in our financial statements, with the expense being allocated to finance costs in our statement of profit or loss and other comprehensive income. For impact to the capitalization table please refer to response for comment 5: (3) and (5).

Securities and Exchange Commission

January 17, 2025

Business

Key Relationships, Illumina, page 66

7.

We note your revised disclosure in response to our prior comment 20. We note your revised disclosure that you paid a software license fee and will pay a fee for each genome analysis report. Please revise to disclose the upfront software license fee, the fees for the genome analysis report, and the aggregate amounts paid to date under the Illumina agreement.

RESPONSE: Revisions made to page 66 to disclose all payments made, including our pre-purchased genome equivalent sample credits for each end-to-end genome sequencing data we upload for processing.

8.	We note your response to our prior comment 21 and reissue in part. Please revise to provide a brief description of the material terms of the Early Adopter Agreements.

RESPONSE: Revisions made to our Early Adopter Agreement disclosures on pages 66 and 67.

Clinical Validation Study, page 70

9.

We note your revised disclosure on page 70 in response to our prior comment 17. You disclose that your current trial is expected to be completed by December 2024. Please revise to clarify the status of your clinical study and whether the study is powered for statistical significance, and expand your disclosure to discuss the clinical results and observations.

RESPONSE: Revisions made to page 70.

Securities and Exchange Commission

January 17, 2025

Development Pipeline and Timeline, page 72

10.

We note your revised disclosure relating to your development pipeline in response to prior comment 22, which we reissue in part. We refer to your disclosure that Couplet-GenomeScreen is in “advanced development,” Ova-GenomeScreen is in “early development phase,” and Serendipity-GenomeScreen is currently in “research phase.” Please revise to discuss in greater detail the current stages of development for each of your products, including descriptions of any clinical trials or studies, if any. We also note your disclosure on page 71 that your expected launch of Couplet-GenomeScreen is third quarter of fiscal year 2026. However, you state on page 72 that your expected launch of Couplet-GenomeScreen is third quarter of fiscal year 2025. Please revise to reconcile these two statements.

RESPONSE: Revisions made to pages 72 and 73 to further detail the stages of development of our products. Our two statements regarding the expected launch of Couplet-GenomeScreen have been reconciled.

Government Authorizations and Regulations, page 77

11.

We note your revised disclosure in response to our prior comment 26 that it is anticipated that the Couplet-GenomeScreen product in your development pipeline will be subject to FDA oversight, while your Ova-GenomeScreen and Serendipity-GenomeScreen products will not be subject to FDA oversight. Please expand your disclosure in this section to discuss the FDA regulations and industry guidance applicable to your Couplet-GenomeScreen product.

RESPONSE: Revisions made to pages 72 and 78 (previously page 77) for the anticipated FDA oversight of our Couplet-GenomeScreen test.

*     *     *

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in its submissions and later filings of the Registration Statement, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely, /s/ Nicholas Murphy Nicholas Murphy Chief Executive Officer and Managing Director

cc:	Paul Viney Alison Newman Esq. Sarah Hewitt Esq.